Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Emet Surgical Inc.
1660 S Albion St, Suite 315
Denver, CO 80222
http://www.EmetSurgical.com

Up to $1,234,999.50 in Common Stock at $3.50
Minimum Target Amount: $14,997.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Emet Surgical Inc.
Address: 1660 S Albion St, Suite 315, Denver, CO 80222
State of Incorporation: DE
Date Incorporated: February 02, 2022

Terms:

Equity

Offering Minimum: $14,997.50 | 4,285 shares of Common Stock
Offering Maximum: $1,234,999.50 | 352,857 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.50
Minimum Investment Amount (per investor): $497.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based

Early Silver — Invest $1,000+ within the first two weeks and receive 5% bonus shares

Early Gold — Invest $5,000+ within the first two weeks and receive 8% bonus shares

Early Platinum — Invest $10,000+ within the first two weeks and receive 10% bonus shares

Amount Based

Tier 1 Perk — Invest $5,000+ and receive 3% bonus shares

Tier 2 Perk — Invest $10,000+ and receive 5% bonus shares

Tier 3 Perk — Invest $25,000+ and receive 8% bonus shares

Tier 4 Perk — Invest $50,000+ and receive 10% bonus shares

Tier 5 Perk — Invest $100,000+ and receive 15% bonus shares

Loyalty Bonus

As you are a previous investor in Emet Surgical, you are eligible for additional bonus shares (5%).

Reservations Holder Bonus

As a reservations holder, you are eligible for additional bonus shares (5%).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Owners' Bonus</u>

Emet Surgical Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $350. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus and the Reservation Holders Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Emet Surgical Inc. was established by a cancer survivor to develop tools for medical professionals. Our products primarily target tumor margin and structure marking. Our TrueMarginTM line of products streamlines workflows, saves time, and reduces confusion. They are designed to be intuitive, easy-to-use, with no new tools, or training. Pending US FDA 510(k) clearance, we believe TrueMargin will be available in the US in mid-2024. TrueGastro, now in the R&D stage is our product that resolves issues related to an outdated and risky colonoscopy marking technique and establishes gastroenterology – colorectal surgeon collaboration.

Intellectual Property

Emet Surgical has filed applications for two utility patents which focus on protecting the functional aspects, and improvements of the TrueMargin™ and TrueGastro inventions. Seeking to further protect our products, Emet Surgical filed two design patent applications, protecting their visual appearance, safeguarding their non-functional and aesthetic (look and feel) aspects. The Company has also filed and been awarded trademarks for "Emet Surgical", the stylized "E", and "TrueMargin". Additional utility and design patent, and trademark applications may be filed as a result of the Company's on-going research and development efforts'"

Corporate History

Emet Surgical Inc. was incorporated on February 2, 2022 in the state of Delaware.

Competitors and Industry

Competitors

Emet Surgical's primary competitors in the tumor margin marking space include Vector Surgical, with its MarginMarker product, and ThermoFisher, offering an ink marking product. What sets Emet Surgical apart are its innovative TrueMargin products that provide both in-vivo and ex-vivo marking capabilities, addressing limitations of current ex-vivo only solutions and improving precision in cancer surgery. This unique approach, combined with its intellectual property portfolio and the development of the TrueGastro tool for polypectomy marking, positions Emet Surgical distinctively in the market for surgical and diagnostic enhancements.

Industry

The medical device industry, particularly in oncological surgery innovations, is marked by several exciting aspects:

Technological Advancements: Continuous innovation in medical technology enhances surgical precision, patient outcomes, and treatment personalization.

Interdisciplinary Collaboration: Increasing collaboration between engineers, medical professionals, and researchers leads to groundbreaking solutions.

Regulatory Evolution: Evolving regulatory frameworks aim to fast-track approvals for groundbreaking technologies, facilitating quicker market access.

Global Impact: Innovations have the potential to significantly impact global health by improving access to advanced surgical options and reducing healthcare disparities.

Investment and Growth: The sector attracts significant investment, indicating robust growth potential and opportunities for innovative startups like Emet Surgical.

Current Stage and Roadmap

Current Stage

Patent and Trademark Applications: Filed for TrueMargin and TrueGastro, with all trademarks issued by the USPTO and international filings underway.

Partnerships for Post-Approval Testing: Collaborations established with surgeons and pathologists at six teaching hospitals, including Sheba Medical Center in Israel, for post-approval testing and documentation.

Research and Development: Conducting R&D under a CRADA with a leading university and in consultation with the world's top-ranked medical center, under NDA.

Regulatory Milestone: Application filed with the FDA for 510(k) clearance, with anticipation of approval in late Q1 or Q2 2024.

Investment: $500K initial investment and $300K raised in a Friends & Family pre-seed round.

Pre-Revenue Stage: Currently, Emet Surgical has no revenue as it is in the pre-market stage, focusing on product development and regulatory approvals.

Future Roadmap

Emet Surgical has established partnerships for research and development with leading medical centers and universities, indicating a focus on collaboration with established institutions in the medical and academic fields

The Team

Officers and Directors

Name: Robert Witkow

Robert Witkow's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Director
  Dates of Service: February, 2022 - Present
  Responsibilities: Robert Witkow is founder and CEO of Emet Surgical, Inc. He is responsible for day to day management of the company and functions as the principal accounting officer. He owns a majority of the company and does not currently receive a salary.

Other business experience in the past three years:

- Employer: Westwood Marketing, LLC
  Title: President
  Dates of Service: February, 2003 - February, 2022
  Responsibilities: I provide consulting services, primarily as an expert witness, to companies engaged in patent litigation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely

retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on

additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

The market for products similar to ours lacks significant barriers to entry and could become increasingly competitive. Although the Company does not believe there currently are any well-established and well-financed companies marketing and selling products that are competitive to those of the Company, there are a few smaller entrepreneurial companies that do so. Moreover, if the Company or any of these other companies are in our product category are successful, it is likely that well-established and well-financed companies will divert resources into developing and marketing products that compete with ours. There can be no assurance that we will be able to compete successfully or that competitive pressure, including possible downward pressure on the prices we charge for our services and products, will not affect our business, results of operations and financial condition. Several existing companies may, in part or in whole, compete directly with us. Many of our competitors may be significantly larger than us, have more established operating histories and procedures, have access to significantly greater capital and other resources, have management personnel with more experience than our management and may have other advantages over us in conducting certain businesses and providing certain services. There can be no assurance that we can compete successfully.

We are an early stage company and have not yet generated any profits

Emet Surgical was formed on 02/02/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Emet Surgical has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

We depend on the continued employment and performance of Robert Witkow, and expect that we will do so with respect to other key members of our management in the future. We do not maintain any "key man" life insurance for any of our management. If any of our key managers or officers resign or become unable to continue in his or her present or future role and is not adequately replaced, our business operations could be materially adversely affected. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Our business is subject to government regulation, which may require us to incur significant expenses to ensure compliance. Our failure to comply with those regulations could have a material adverse effect on our results of operations and financial condition.

Our products are classified as Class II medical devices, those devices that have a moderate to high risk to the patient and/or user, and are subject to extensive regulation in the United States by the Food and Drug Administration (the "FDA") and by comparable government agencies in other countries. The regulations govern the development, design, approval, manufacturing, labeling, importing and exporting and sale and marketing of our medical products. These regulations are also subject to future change. Failure to comply with applicable regulations and quality assurance standards and guidelines could lead to manufacturing shutdowns, product shortages, delays in product manufacturing, product seizures, recalls, operating restrictions, withdrawal or suspension of required licenses, and prohibitions against exporting of products to, or importing products from, countries outside the United States. We could be required to expend significant financial and human resources to remediate failures to comply with applicable regulations and quality assurance guidelines. Any one or more of these events could have a material adverse effect on our business, financial condition and results of operations. In the United States, before we can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, we must first receive either 510(k) clearance or premarket approval ("PMA") pursuant to a PMA application unless an exemption applies. In the 510(k) clearance process, the FDA must determine that our proposed product is "substantially equivalent" to a device legally on the market, known as a "predicate" device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. The PMA pathway requires us to demonstrate the safety and effectiveness of the device based, in part, on data obtained in human clinical trials. Similarly, most major markets for medical devices outside the United States also require clearance, approval or compliance with certain standards before a product can be commercially marketed. The process of obtaining regulatory clearances and approvals to market a medical device, particularly from the FDA and certain foreign governmental authorities, can be costly and time consuming, and clearances and approvals might not be granted for our products on a timely basis, if at all. In addition, once a device has been cleared or approved, a new clearance or approval may be required before the device may be modified or its labeling changed. Furthermore, the FDA is currently reviewing its 510(k) clearance process, and may make the process more rigorous, which could require us to generate additional clinical or other data, and expend more time and effort, in obtaining future 510(k) product clearance. The regulatory clearance and approval process may result in, among other things, delayed realization of product revenues, in substantial additional costs or in limitations on indicated uses of products, any one of which could have a material adverse effect on our financial condition and results of operations. Even after a product has received marketing approval or clearance, such product approval or clearance by the FDA can be withdrawn or limited due to unforeseen problems with the device or integrity issues relating to the marketing application. Later discovery of violations of FDA requirements for medical devices could result in FDA enforcement actions, including warning letters, fines, delays or suspensions of regulatory clearances, product seizures or recalls, injunctions, advisories or other field actions and/or operating restrictions. Medical devices are cleared or approved for one or more specific intended uses. Promoting a device for an off-label use could result in an FDA enforcement action or a penalty under a state or federal false claims law. Furthermore, our production facilities will be subject to periodic inspection by the FDA and other federal, state and foreign governmental authorities, which require manufacturers of medical devices to adhere to certain regulations, including the Quality System Regulation which requires testing, complaint handling, periodic audits, design controls, quality control testing and documentation procedures. FDA may also inspect for compliance with Medical Device Reporting Regulation, which requires manufacturers to submit reports to FDA of certain adverse events or malfunctions, and whether the facilities have submitted notifications of product recalls or other corrective actions in accordance with FDA regulations. Issues identified during such periodic inspections may result in warning letters, manufacturing shutdowns, product shortages, product seizures or recalls, fines and delays in product manufacturing, and may require significant resources to resolve.

We have applied for, but have not yet received any regulatory approvals for our products.

The Company has filed any applications with FDA has not received regulatory approval of its products or its operations. Only after receiving regulatory approval will the company be able to offer its products to the public. As noted above, regulatory approval can be obtained through the FDA in one of two ways: an expedited process called "substantial equivalence" or through the standard process called "premarket notification" (i.e., PMA), which takes a significantly longer time and costs significantly more than substantial equivalence. If the FDA does not grant approval to our initial product under the substantial equivalence procedure, then the Company will be forced to significantly delay commencing sales of such products until it can obtain the premarket notification approval from the FDA. This delay will be expensive and could have a materially adverse effect on the future profits of the Company. There is also no guaranty that the Company will receive such regulatory approval for its products. The Company's first product, TrueMargin™ Colored Marking Sutures, is a UHMWPE suture-based product and covered by an FDA Special Control Guidance Document ("SCGD"). Although the 510(k) clearance process can be uncertain with little FDA guidance, an SCGD provides specific requirements that must be met for approval and eliminates much of the uncertainty. The Company believes that while there can be no guarantees that TrueMargin™ will receive its 510(k) clearance in a timely manner or at all, following the SCGD reduces that risk and will make the process less time consuming and expensive. The second medical device product that the Company eventually expects to develop and commercialize, TrueMargin™ Colored Marking Clips, is based on titanium clips, having their design modified to support tumor margin and structure marking. There is no SCGD for this device. The Company, however, only anticipates making two enhancements to the predicate device that has been in the market since the 1970s – a stronger tissue latching mechanism, and coloring via an anodization process that the FDA has approved for several other titanium devices. As a result, the Company is cautiously optimistic that the 510(k) clearance process for this product will also be relatively quick and inexpensive.

Some of our customers will depend on third party coverage and reimbursement and the failure of healthcare programs to provide coverage and reimbursement, or the reduction in levels of reimbursement, for our medical products could adversely affect our Medical Segment.

The ability of some of our customers to obtain coverage and reimbursements for our medical products is important to our business. Demand for many of our initial products and, presumably, any future medical products is, and will continue to be, affected by the extent to which government healthcare programs and private health insurers reimburse our customers for patients' medical expenses in the United States. and any other countries where we may do business. We may find limited demand for our initial product and any future medical products unless reimbursement approval is obtained from private and governmental third-party payors. Internationally, healthcare reimbursement systems vary significantly, with medical centers in some countries having fixed budgets, regardless of the level of patient treatment. Other countries require application for, and approval of, government or third-party reimbursement. Without both favorable coverage determinations by, and the financial support of, government and third-party insurers, the market for our medical products could be adversely affected. Adverse coverage determinations or any reduction in the amount of reimbursement could harm our business by altering the extent to which potential customers select our products and the prices they are willing to pay or otherwise. In addition, as a result of their purchasing power and continually rising healthcare costs, third-party payors are implementing cost cutting measures such as discounts, price reductions, limitations on coverage and reimbursement for new medical technologies and procedures, or other incentives from medical products suppliers. These trends could lead to pressure to reduce prices for our products and potential future products and could cause a decrease in the size of the market or a potential increase in competition that could negatively affect our business, financial condition and results of operations.

We may incur material losses and costs as a result of product liability and warranty claims that may be brought against us and recalls, which may adversely affect our results of operations and financial condition. Furthermore, as a medical device company, we face an inherent risk of damage to our reputation if one or more of our products are, or are alleged to be, defective.

Our business will expose us to potential product liability risks that are inherent in the design, manufacture and marketing of our products. Our initial product is designed to improve communications between surgeons and pathologists in order to achieve "clean tumor margins" during surgery to remove cancerous tumors. Component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks (or other products we may manufacture or sell in the future) may result in erroneous or insufficient margin removal and other problems impacting the health and well-being of patients. As a result, we face an inherent risk of damage to our reputation if one or more of our products are, or are alleged to be, defective. Although we plan to obtain product liability insurance before we commence selling any products, we may nonetheless be exposed to product liability and warranty claims in the event that our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in the failure to achieve clean margins and the recurrence of cancer. The outcome of litigation, particularly any class-action lawsuits, is difficult to quantify. Plaintiffs often seek recovery of very large or indeterminate amounts, including punitive damages. The magnitude of the potential losses relating to these lawsuits may remain unknown for substantial periods of time and the cost to defend against any such litigation may be significant. Accordingly, we could experience material warranty or product liability losses in the future and incur significant costs to defend these claims. In addition, if any of our products are, or are alleged to be, defective, we may voluntarily participate, or be required by applicable regulators, to participate in a recall of that product if the defect or the alleged defect relates to safety. In the event of a recall, we may experience lost sales and be exposed to individual or class-action litigation claims and reputational risk. Product liability, warranty and recall costs may have a material adverse effect on our business, financial condition and results of operations.

We are subject to healthcare fraud and abuse laws, regulation and enforcement; our failure to comply with those laws could have a material adverse effect on our results of operations and financial conditions.

We are also subject to healthcare fraud and abuse regulation and enforcement by the federal government and the states and foreign governments in which we conduct our business. The laws that may affect our ability to operate include: the federal healthcare programs' Anti-Kickback Law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs; federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent; the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Further, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the "Healthcare Reform Act"), among other things, amends the intent requirement of the federal anti-kickback and criminal health care fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Healthcare Reform Act provides that the government may assert that a claim including items or services resulting from a violation of the federal anti- kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. The Healthcare Reform Act also imposes reporting and disclosure requirements on device manufacturers for any "transfer of value" made or distributed to prescribers and other healthcare providers. In addition, device manufacturers are also be required to report and disclose any investment interests held by physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in substantial annual civil monetary penalties (which are even greater for "knowing failures"), for all payments, transfers of value or ownership or investment interests not reported in an annual submission. In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing. Some states mandate implementation of commercial compliance programs, along with the tracking and reporting of gifts, compensation and other remuneration to physicians. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

An interruption in our manufacturing operations and/or our supply of raw materials may adversely affect our business. We anticipate that most of our products will be contract manufactured at two locations in the United States. If an event occurs that results in damage to one of the manufacturing facilities (e.g., a cyberattack, an earthquake or a fire) decreasing such facility's production capacity, the Company expects that the other manufacturing facilities will serve as a "back-up" and be able to continue to accommodate the Company's production demands. Nonetheless, there can be no guarantee that the second facility will be able to do so or that both facilities do not sustain damage or otherwise face production challenges at or around the same time. Any or all of the facilities may also decide to terminate their relationships with the Company. If any of the foregoing situations arise, it may not be possible to timely manufacture the relevant products at previous levels or at all. In addition, in the event of delays or cancellations in shipments of raw materials by our suppliers, it may not be possible to timely manufacture the affected products at previous levels or at all. Furthermore, due to the stringent regulations and requirements of the FDA and other regulatory authorities regarding the manufacture of our products, we may not be able to quickly establish additional or replacement sources for such components or materials. A reduction or interruption in manufacturing, or an inability to secure alternative sources of raw materials or components that are acceptable to us, could have an adverse effect on our business, results of operations and financial condition.

We depend upon relationships with physicians and other health care professionals.
The research and development of some of our medical products is dependent on our maintaining strong working relationships with physicians and other health care professionals. We rely on these professionals to provide us with considerable knowledge and experience regarding our medical products and the development of our medical products. Physicians assist us as researchers, product consultants, inventors and as public speakers. If we fail to maintain our working relationships with physicians and receive the benefits of their knowledge, advice and input, our medical products may not be developed and marketed in line with the needs and expectations of the professionals who use and support our products, which could have a material adverse effect on our business, financial condition and results of operations.

Our technology is important to our success, and our failure to protect our intellectual property rights could put us at a competitive disadvantage.
We expect to rely on the patent, trademark, copyright and trade secret laws of the United States and other countries to protect our proprietary rights. Although we plan to apply for and obtain U.S. and foreign patents, we cannot assure you that any patent applications will issue, or that any patents, issued or pending, will provide us with any competitive advantage or will not be challenged, invalidated or circumvented by third parties. In addition, we expect to rely on confidentiality and non- disclosure agreements with employees and to take other measures to protect our know-how and trade secrets. The steps we take may not prevent unauthorized use of our technology by unauthorized parties or competitors who may copy or otherwise obtain and use these products or technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. There is no guarantee that current and former employees, contractors and other parties will not breach their confidentiality agreements with us, misappropriate proprietary information or copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. Moreover, there can be no assurance that others will not independently develop the know- how and trade secrets or develop better technology than our own, which could reduce or eliminate any competitive advantage we have developed. Our inability to protect our proprietary technology could result in competitive harm that could adversely affect our business.

Our products or processes may infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages or prevent us from selling our products.
We cannot be certain that our products do not and will not infringe issued patents or other intellectual property rights of third parties. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in litigation and divert the efforts of our personnel. If we are found liable for infringement, we may be required to enter into licensing agreements (which may not be available on acceptable terms or at all) or to pay damages and to cease making or selling certain products. We may need to redesign some of our products or processes to avoid future infringement liability. Any of the foregoing could be detrimental to our business.

We have a limited operating history that impedes our ability to evaluate our potential future performance and we still face the risks inherent in any new business.
We were formed in February of 2022. As a result, we have very limited historical financial or other information upon which you can judge our business. Further, although we are optimistic, our limited operating history makes it difficult for us to evaluate our future business prospects and make decisions based on estimates of its future performance. We face all the

risks inherent in any new business. These difficulties include, among other items, obtaining requisite approvals for our products, acceptance of our products in the marketplace, competition from other companies, the lack of long-term operating history and the need for qualified personnel and additional working capital. Our business strategy may not be successful and we may not successfully address these risks. In the event that we do not successfully address these risks, our business, prospects, financial condition and results of operations may be materially and adversely affected.

We will be dependent on third-party relationships.

We expect to be dependent on a number of third-party relationships. These relationships are intended to include arrangements, including exclusive and non-exclusive contracts and partnerships, with suppliers, manufacturers, and distributors who play key roles in the medical device industry. Our failure to enter into and continue such relationships on reasonable terms could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to manage growth effectively.

We expect to significantly expand our operations over the next two years by increasing our sales and marketing efforts, building additional strategic relationships with third parties, expanding our product offerings and research and development activities, and escalating our infrastructural and personnel capabilities. Effective management of this growth will require expanding our sales, administrative, development and management personnel, implementing appropriate quality and financial controls, and developing additional expertise by existing management personnel. There can be no assurances that these or other measures implemented by us will effectively increase the Company's capabilities to manage such anticipated growth or to do so in a timely and cost- effective manner. Moreover, management of growth is especially challenging for a Company with limited financial resources, and the failure to effectively manage growth could have a material adverse effect on our operations under our high growth model.

We face competition.

The market for products similar to ours lacks significant barriers to entry and could become increasingly competitive. Although the Company does not believe there currently are any well-established and well-financed companies marketing and selling products that are competitive to those of the Company, there are a few smaller entrepreneurial companies that do so. Moreover, if the Company or any of these other companies are in our product category are successful, it is likely that well-established and well-financed companies will divert resources into developing and marketing products that compete with ours. There can be no assurance that we will be able to compete successfully or that competitive pressure, including possible downward pressure on the prices we charge for our services and products, will not affect our business, results of operations and financial condition. Several existing companies may, in part or in whole, compete directly with us. Many of our competitors may be significantly larger than us, have more established operating histories and procedures, have access to significantly greater capital and other resources, have management personnel with more experience than our management and may have other advantages over us in conducting certain businesses and providing certain services. There can be no assurance that we can compete successfully.

There may be fluctuations in our operating results.

Once operations are more consistent and revenues are more reliable, significant annual and quarterly fluctuations in our results of operations may be caused by, among other factors, the volume of revenues generated by the Company, the timing of new product or service announcements, releases by the Company and its competitors in the marketplace of new products or services, and general economic conditions. There can be no assurances that the level of revenues and profits, if any, achieved by us in any particular fiscal period will not be significantly lower than in other comparable fiscal periods. The Company's expense levels are based, in part, on its expectations as to future revenues. As a result, if future revenues are below expectations, net income or loss may be disproportionately affected by a reduction in revenues, as any corresponding reduction in expenses may not be proportionate to the reduction in revenues.

Loss of key members of our management could adversely affect our business.

We depend on the continued employment and performance of Robert Witkow, and expect that we will do so with respect to other key members of our management in the future. If any of our key managers or officers resign or become unable to continue in his or her present or future role and is not adequately replaced, our business operations could be materially adversely affected. We do not maintain any "key man" life insurance for any of our management.

We may not be able to attract and retain professional and qualified personnel.

We believe that our success depends upon our ability to employ and retain personnel with experience in the industries in which we operate. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. The demand for skilled workers is high and supply is limited. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. If either of these events were to occur, our cost structure could increase, and our growth potential could be impaired. Our ability to realize our objectives will be dependent on our ability to attract and retain additional, qualified personnel. Competition for such personnel can be intense, and there can be no assurance that our results will not be adversely affected by difficulty in attracting and/or retaining qualified personnel.

Our founder, who is also the Company's Chief Executive Officer, has and will continue to have the ability to control all Company decisions.

Assuming the maximum number of Shares offered hereunder are sold in this Offering, our founder and Chief Executive

Officer, Mr. Witkow, will still beneficially own 81% of the issued and outstanding capital stock of the Company through the Robert & Roberta M. Witkow Living Trust, of which Mr. Witkow is trustee. As a result of such beneficial ownership, our founder and Chief Executive Officer will control the Board of Directors and the members thereon, and be able to cause us to engage in transactions with affiliated entities, cause or restrict the sale or merger of the Company, and effect such other significant matters as might otherwise be subject to or come before a vote of the stockholders of the Company. Such concentration of ownership and control could have the effect of delaying, deferring or preventing a change in control of the Company even when such a change of control would be in the best interests of the Company's other stockholders. Accordingly, Investors in this Offering will have no voice in our management decisions and will exercise very little control over us.

MarginView, LLC, a company with which our founder and Chief Executive Officer has a significant relationship, was developing a competitive product using similar intellectual property. The success of such product or any allegations that the Company has misappropriated MarginView's intellectual property could adversely impact the Company.
The Company's founder and Chief Executive Officer, Mr. Witkow, beneficially owns a 40% membership interest in MarginView, LLC, a Delaware limited liability company ("MarginView"), through the Robert & Roberta M. Witkow Living Trust, and, until recently, Mr. Witkow also served as a manager of MarginView. MarginView was developing a product similar to the Company's initial product, TrueMargin. However, due to difficulties with the development of the MarginView product and disagreements among MarginView's management, Mr. Witkow effectively left MarginView to develop TrueMargin through the Company. If MarginView restarts its development efforts and successfully develops and launches its product before the Company can develop and launch TrueMargin, MarginView will be "first to market" which could give it a competitive advantage over the Company and adversely affect the Company's future performance. Moreover, although the Company does not believe that TrueMargin uses or otherwise relies upon any of MarginView's protected intellectual property, it is possible that MarginView will claim that the Company has misappropriated or infringed its intellectual property and potentially sue the Company as a result. Any such lawsuit would be time consuming and expensive to defend and, even if successfully defended against, could adversely affect the Company's results of operations.

We have established an equity incentive pool and intend to compensate service providers, including employees, with restricted stock, stock options or phantom equity, the issuance of which will dilute your investment.
In order to conserve cash, the Board of Directors has established an equity incentive pool and eventually plans to compensate service providers, including employees, with equity. These grants will dilute the value of your investment, although in most cases, only upon a liquidation event.

Our business is subject to government regulation, which may require us to incur significant expenses to ensure compliance. Our failure to comply with those regulations could have a material adverse effect on our results of operations and financial condition.
Our products are classified as Class II medical devices, those devices that have a moderate to high risk to the patient and/or user, and are subject to extensive regulation in the United States by the Food and Drug Administration (the "FDA") and by comparable government agencies in other countries. The regulations govern the development, design, approval, manufacturing, labeling, importing and exporting and sale and marketing of our medical products. These regulations are also subject to future change. Failure to comply with applicable regulations and quality assurance standards and guidelines could lead to manufacturing shutdowns, product shortages, delays in product manufacturing, product seizures, recalls, operating restrictions, withdrawal or suspension of required licenses, and prohibitions against exporting of products to, or importing products from, countries outside the United States. We could be required to expend significant financial and human resources to remediate failures to comply with applicable regulations and quality assurance guidelines. Any one or more of these events could have a material adverse effect on our business, financial condition and results of operations.

Marketing Hurdles
In the United States, before we can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, we must first receive either 510(k) clearance or premarket approval ("PMA") pursuant to a PMA application unless an exemption applies. In the 510(k) clearance process, the FDA must determine that our proposed product is "substantially equivalent" to a device legally on the market, known as a "predicate" device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. The PMA pathway requires us to demonstrate the safety and effectiveness of the device based, in part, on data obtained in human clinical trials. Similarly, most major markets for medical devices outside the United States also require clearance, approval or compliance with certain standards before a product can be commercially marketed. The process of obtaining regulatory clearances and approvals to market a medical device, particularly from the FDA and certain foreign governmental authorities, can be costly and time consuming, and clearances and approvals might not be granted for our products on a timely basis, if at all. In addition, once a device has been cleared or approved, a new clearance or approval may be required before the device may be modified or its labeling changed. Furthermore, the FDA is currently reviewing its 510(k) clearance process, and may make the process more rigorous, which could require us to generate additional clinical or other data, and expend more time and effort, in obtaining future 510(k) product clearance. The regulatory clearance and approval process may result in, among other things, delayed realization of product revenues, in substantial additional costs or in limitations on indicated uses of products, any one of which could have a material adverse effect on our financial condition and results of operations.

FDA Clearance may be revoked

Even after a product has received marketing approval or clearance, such product approval or clearance by the FDA can be withdrawn or limited due to unforeseen problems with the device or integrity issues relating to the marketing application. Later discovery of violations of FDA requirements for medical devices could result in FDA enforcement actions, including warning letters, fines, delays or suspensions of regulatory clearances, product seizures or recalls, injunctions, advisories or other field actions and/or operating restrictions. Medical devices are cleared or approved for one or more specific intended uses. Promoting a device for an off-label use could result in an FDA enforcement action or a penalty under a state or federal false claims law.

Facility Inspections

Furthermore, our production facilities will be subject to periodic inspection by the FDA and other federal, state and foreign governmental authorities, which require manufacturers of medical devices to adhere to certain regulations, including the Quality System Regulation which requires testing, complaint handling, periodic audits, design controls, quality control testing and documentation procedures. FDA may also inspect for compliance with Medical Device Reporting Regulation, which requires manufacturers to submit reports to FDA of certain adverse events or malfunctions, and whether the facilities have submitted notifications of product recalls or other corrective actions in accordance with FDA regulations. Issues identified during such periodic inspections may result in warning letters, manufacturing shutdowns, product shortages, product seizures or recalls, fines and delays in product manufacturing, and may require significant resources to resolve.

We have applied for, but have not yet received any regulatory approvals for our products.

The Company has filed any applications with FDA has not received regulatory approval of its products or its operations. Only after receiving regulatory approval will the company be able to offer its products to the public. As noted above, regulatory approval can be obtained through the FDA in one of two ways: an expedited process called "substantial equivalence" or through the standard process called "premarket notification" (i.e., PMA), which takes a significantly longer time and costs significantly more than substantial equivalence. If the FDA does not grant approval to our initial product under the substantial equivalence procedure, then the Company will be forced to significantly delay commencing sales of such products until it can obtain the premarket notification approval from the FDA. This delay will be expensive and could have a materially adverse effect on the future profits of the Company. There is also no guaranty that the Company will receive such regulatory approval for its products. The Company's first product, TrueMargin™ Colored Marking Sutures, is a UHMWPE suture-based product and covered by an FDA Special Control Guidance Document ("SCGD"). Although the 510(k) clearance process can be uncertain with little FDA guidance, an SCGD provides specific requirements that must be met for approval and eliminates much of the uncertainty. The Company believes that while there can be no guarantees that TrueMargin™ will receive its 510(k) clearance in a timely manner or at all, following the SCGD reduces that risk and will make the process less time consuming and expensive. The second medical device product that the Company eventually expects to develop and commercialize, TrueMargin™ Colored Marking Clips, is based on titanium clips, having their design modified to support tumor margin and structure marking. There is no SCGD for this device. The Company, however, only anticipates making two enhancements to the predicate device that has been in the market since the 1970s – a stronger tissue latching mechanism, and coloring via an anodization process that the FDA has approved for several other titanium devices. As a result, the Company is cautiously optimistic that the 510(k) clearance process for this product will also be relatively quick and inexpensive.

Some of our customers will depend on third party coverage and reimbursement and the failure of healthcare programs to provide coverage and reimbursement, or the reduction in levels of reimbursement, for our medical products could adversely affect our Medical Segment.

The ability of some of our customers to obtain coverage and reimbursements for our medical products is important to our business. Demand for many of our initial products and, presumably, any future medical products is, and will continue to be, affected by the extent to which government healthcare programs and private health insurers reimburse our customers for patients' medical expenses in the United States. and any other countries where we may do business. We may find limited demand for our initial product and any future medical products unless reimbursement approval is obtained from private and governmental third-party payors. Internationally, healthcare reimbursement systems vary significantly, with medical centers in some countries having fixed budgets, regardless of the level of patient treatment. Other countries require application for, and approval of, government or third-party reimbursement. Without both favorable coverage determinations by, and the financial support of, government and third-party insurers, the market for our medical products could be adversely affected. Adverse coverage determinations or any reduction in the amount of reimbursement could harm our business by altering the extent to which potential customers select our products and the prices they are willing to pay or otherwise. In addition, as a result of their purchasing power and continually rising healthcare costs, third-party payors are implementing cost cutting measures such as discounts, price reductions, limitations on coverage and reimbursement for new medical technologies and procedures, or other incentives from medical products suppliers. These trends could lead to pressure to reduce prices for our products and potential future products and could cause a decrease in the size of the market or a potential increase in competition that could negatively affect our business, financial condition and results of operations.

We may incur material losses and costs as a result of product liability and warranty claims that may be brought against us and recalls, which may adversely affect our results of operations and financial condition. Furthermore, as a medical device company, we face an inherent risk of damage to our reputation if one or more of our products are, or are alleged to be, defective.

Our business will expose us to potential product liability risks that are inherent in the design, manufacture and marketing of our products. Our initial product is designed to improve communications between surgeons and pathologists in order to achieve "clean tumor margins" during surgery to remove cancerous tumors. Component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks (or other products we may manufacture or sell in the future) may result in erroneous or insufficient margin removal and other problems impacting the health and well-being of patients. As a result, we face an inherent risk of damage to our reputation if one or more of our products are, or are alleged to be, defective. Although we plan to obtain product liability insurance before we commence selling any products, we may nonetheless be exposed to product liability and warranty claims in the event that our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in the failure to achieve clean margins and the recurrence of cancer. The outcome of litigation, particularly any class-action lawsuits, is difficult to quantify. Plaintiffs often seek recovery of very large or indeterminate amounts, including punitive damages. The magnitude of the potential losses relating to these lawsuits may remain unknown for substantial periods of time and the cost to defend against any such litigation may be significant. Accordingly, we could experience material warranty or product liability losses in the future and incur significant costs to defend these claims. In addition, if any of our products are, or are alleged to be, defective, we may voluntarily participate, or be required by applicable regulators, to participate in a recall of that product if the defect or the alleged defect relates to safety. In the event of a recall, we may experience lost sales and be exposed to individual or class-action litigation claims and reputational risk. Product liability, warranty and recall costs may have a material adverse effect on our business, financial condition and results of operations.

We are subject to healthcare fraud and abuse laws, regulation and enforcement; our failure to comply with those laws could have a material adverse effect on our results of operations and financial conditions.
We are also subject to healthcare fraud and abuse regulation and enforcement by the federal government and the states and foreign governments in which we conduct our business. The laws that may affect our ability to operate include: • the federal healthcare programs' Anti-Kickback Law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs; • federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent; • the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and • state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations.

Additional Enforcement on individuals
The Healthcare Reform Act also imposes reporting and disclosure requirements on device manufacturers for any "transfer of value" made or distributed to prescribers and other healthcare providers. In addition, device manufacturers are also be required to report and disclose any investment interests held by physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in substantial annual civil monetary penalties (which are even greater for "knowing failures"), for all payments, transfers of value or ownership or investment interests not reported in an annual submission. In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing. Some states mandate implementation of commercial compliance programs, along with the tracking and reporting of gifts, compensation and other remuneration to physicians. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

An interruption in our manufacturing operations and/or our supply of raw materials may adversely affect our business.
We anticipate that most of our products will be contract manufactured at two locations in the United States. If an event occurs that results in damage to one of the manufacturing facilities (e.g., a cyberattack, an earthquake or a fire) decreasing such facility's production capacity, the Company expects that the other manufacturing facilities will serve as a "back-up" and be able to continue to accommodate the Company's production demands. Nonetheless, there can be no guarantee that the second facility will be able to do so or that both facilities do not sustain damage or otherwise face production challenges at or around the same time. Any or all of the facilities may also decide to terminate their relationships with the Company. If any of the foregoing situations arise, it may not be possible to timely manufacture the relevant products at previous levels or at all. In addition, in the event of delays or cancellations in shipments of raw materials by our suppliers, it may not be possible to timely manufacture the affected products at previous levels or at all. Furthermore, due to the stringent regulations and requirements of the FDA and other regulatory authorities regarding the manufacture of our products, we may not be able to quickly establish additional or replacement sources for such components or materials. A reduction or

interruption in manufacturing, or an inability to secure alternative sources of raw materials or components that are acceptable to us, could have an adverse effect on our business, results of operations and financial condition.

We depend upon relationships with physicians and other health care professionals.

The research and development of some of our medical products is dependent on our maintaining strong working relationships with physicians and other health care professionals. We rely on these professionals to provide us with considerable knowledge and experience regarding our medical products and the development of our medical products. Physicians assist us as researchers, product consultants, inventors and as public speakers. If we fail to maintain our working relationships with physicians and receive the benefits of their knowledge, advice and input, our medical products may not be developed and marketed in line with the needs and expectations of the professionals who use and support our products, which could have a material adverse effect on our business, financial condition and results of operations.

Our technology is important to our success, and our failure to protect our intellectual property rights could put us at a competitive disadvantage.

We expect to rely on the patent, trademark, copyright and trade secret laws of the United States and other countries to protect our proprietary rights. Although we plan to apply for and obtain U.S. and foreign patents, we cannot assure you that any patent applications will issue, or that any patents, issued or pending, will provide us with any competitive advantage or will not be challenged, invalidated or circumvented by third parties. In addition, we expect to rely on confidentiality and non- disclosure agreements with employees and to take other measures to protect our know-how and trade secrets. The steps we take may not prevent unauthorized use of our technology by unauthorized parties or competitors who may copy or otherwise obtain and use these products or technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. There is no guarantee that current and former employees, contractors and other parties will not breach their confidentiality agreements with us, misappropriate proprietary information or copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. Moreover, there can be no assurance that others will not independently develop the know- how and trade secrets or develop better technology than our own, which could reduce or eliminate any competitive advantage we have developed. Our inability to protect our proprietary technology could result in competitive harm that could adversely affect our business.

Our products or processes may infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages or prevent us from selling our products.

We cannot be certain that our products do not and will not infringe issued patents or other intellectual property rights of third parties. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in litigation and divert the efforts of our personnel. If we are found liable for infringement, we may be required to enter into licensing agreements (which may not be available on acceptable terms or at all) or to pay damages and to cease making or selling certain products. We may need to redesign some of our products or processes to avoid future infringement liability. Any of the foregoing could be detrimental to our business.

We will be dependent on third-party relationships.

We expect to be dependent on a number of third-party relationships. These relationships are intended to include arrangements, including exclusive and non-exclusive contracts and partnerships, with suppliers, manufacturers, and distributors who play key roles in the medical device industry. Our failure to enter into and continue such relationships on reasonable terms could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to manage growth effectively.

We expect to significantly expand our operations over the next two years by increasing our sales and marketing efforts, building additional strategic relationships with third parties, expanding our product offerings and research and development activities, and escalating our infrastructural and personnel capabilities. Effective management of this growth will require expanding our sales, administrative, development and management personnel, implementing appropriate quality and financial controls, and developing additional expertise by existing management personnel. There can be no assurances that these or other measures implemented by us will effectively increase the Company's capabilities to manage such anticipated growth or to do so in a timely and cost- effective manner. Moreover, management of growth is especially challenging for a Company with limited financial resources, and the failure to effectively manage growth could have a material adverse effect on our operations under our high growth model.

There may be fluctuations in our operating results.

Once operations are more consistent and revenues are more reliable, significant annual and quarterly fluctuations in our results of operations may be caused by, among other factors, the volume of revenues generated by the Company, the timing of new product or service announcements, releases by the Company and its competitors in the marketplace of new products or services, and general economic conditions. There can be no assurances that the level of revenues and profits, if any, achieved by us in any particular fiscal period will not be significantly lower than in other comparable fiscal periods. The Company's expense levels are based, in part, on its expectations as to future revenues. As a result, if future revenues are below expectations, net income or loss may be disproportionately affected by a reduction in revenues, as any corresponding reduction in expenses may not be proportionate to the reduction in revenues.

We may not be able to attract and retain professional and qualified personnel

We believe that our success depends upon our ability to employ and retain personnel with experience in the industries in which we operate. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. The demand for skilled workers is high and supply is limited. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. If either of these events were to occur, our cost structure could increase, and our growth potential could be impaired. Our ability to realize our objectives will be dependent on our ability to attract and retain additional, qualified personnel. Competition for such personnel can be intense, and there can be no assurance that our results will not be adversely affected by difficulty in attracting and/or retaining qualified personnel.

Our founder, who is also the Company's Chief Executive Officer, has and will continue to have the ability to control all Company decisions.

Assuming the maximum number of Shares offered hereunder are sold in this Offering, our founder and Chief Executive Officer, Mr. Witkow, will still beneficially own 81% of the issued and outstanding capital stock of the Company through the Robert & Roberta M. Witkow Living Trust, of which Mr. Witkow is trustee. As a result of such beneficial ownership, our founder and Chief Executive Officer will control the Board of Directors and the members thereon, and be able to cause us to engage in transactions with affiliated entities, cause or restrict the sale or merger of the Company, and effect such other significant matters as might otherwise be subject to or come before a vote of the stockholders of the Company. Such concentration of ownership and control could have the effect of delaying, deferring or preventing a change in control of the Company even when such a change of control would be in the best interests of the Company's other stockholders. Accordingly, Investors in this Offering will have no voice in our management decisions and will exercise very little control over us.

MarginView, LLC, a company with which our founder and Chief Executive Officer has a significant relationship, was developing a competitive product using similar intellectual property. The success of such product or any allegations that the Company has misappropriated MarginView's intellectual property could adversely impact the Company.

The Company's founder and Chief Executive Officer, Mr. Witkow, beneficially owns a 40% membership interest in MarginView, LLC, a Delaware limited liability company ("MarginView"), through the Robert & Roberta M. Witkow Living Trust, and, until recently, Mr. Witkow also served as a manager of MarginView. MarginView was developing a product similar to the Company's initial product, TrueMargin. However, due to difficulties with the development of the MarginView product and disagreements among MarginView's management, Mr. Witkow effectively left MarginView to develop TrueMargin through the Company. If MarginView restarts its development efforts and successfully develops and launches its product before the Company can develop and launch TrueMargin, MarginView will be "first to market" which could give it a competitive advantage over the Company and adversely affect the Company's future performance. Moreover, although the Company does not believe that TrueMargin uses or otherwise relies upon any of MarginView's protected intellectual property, it is possible that MarginView will claim that the Company has misappropriated or infringed its intellectual property and potentially sue the Company as a result. Any such lawsuit would be time consuming and expensive to defend and, even if successfully defended against, could adversely affect the Company's results of operations.

We have established an equity incentive pool and intend to compensate service providers, including employees, with restricted stock, stock options or phantom equity, the issuance of which will dilute your investment.

In order to conserve cash, the Board of Directors has established an equity incentive pool and eventually plans to compensate service providers, including employees, with equity. These grants will dilute the value of your investment, although in most cases, only upon a liquidation event.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert & Roberta M. Witkow Living Trust	1,620,000	Common Stock	81.0%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 352,857 of Common Stock.

Common Stock

The amount of security authorized is 8,000,000 with a total of 2,000,000 outstanding.

Voting Rights

Each holder of Common Stock shall be entitled to the right to one vote per share of Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. Please see Voting rights of Securities Sold in this Offering below for additional information.

Material Rights

The amount outstanding does not include 317,667 shares that have been reserved by the Company for use as incentive compensation.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

Voting Rights not yet designated.

Material Rights

Subject to any voting rights the holders of the Corporation's capital stock may have hereunder or in any separate agreement between the Corporation and such holders, the Board of Directors of the Corporation is hereby expressly authorized to provide, out of the undivided and undesignated shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the voting powers, full or limited, or no voting powers, and the designations, preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of such series. The designations, powers, preferences and relative, participating, optional, and other special rights of each series of Preferred Stock, and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $5,000.00

Interest Rate: 0.0%

Discount Rate: 25.0%

Valuation Cap: None

Conversion Trigger: Upon the Company's completion of the sale of preferred stock at a fixed price for the primary purpose of raising capital (an "Equity Financing"), the SAFEs shall automatically convert into a SAFE preferred stock at a 25% discount to the lowest price paid for a share of preferred stock in the Equity Financing (the "Discounted Price"). The SAFE preferred stock shall have identical rights, privileges, preferences, seniority, liquidation multiple and restrictions as the shares of preferred stock sold in the Equity Financing except that any price-based preferences (such as the per share liquidation amount, initial conversion price and per share dividend amount) will be based on the

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $300,000.00
  Number of Securities Sold: 6,000
  Use of proceeds: The Company planned to use the net proceeds from this Offering to purchase manufacturing tools and product samples, conduct testing, develop quality control systems, prepare and file applications for FDA approval, apply for patents, pay the costs of this Offering, and to otherwise maintain for general working capital purposes, all in accordance with the Company's general business plans and goals.
  Date: March 26, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $5,000.00
  Use of proceeds: The Company intends to use the net proceeds from this Offering to purchase components and

contract manufacturing services sufficient to produce a volume of product to support the TrueMargin production forecast, fund development of the TrueGastro product, including sample production and testing, as well as prepare and file applications for FDA approval, apply for patents, pay the costs of this Offering, and to otherwise maintain for general working capital purposes, all in accordance with the Company's general business plans and goals.
Date: July 17, 2023
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 48,600
  Use of proceeds: Initial Issuance of Founders Shares
  Date: February 02, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We believe we can operate the company for approximately 24 months without revenue generation. I can keep investing and/or loaning personal funds for at least 24 months. If we change our business model from being a producer and seller of products, to a licensing entity, our runway is virtually unlimited.

Foreseeable major expenses based on projections:

Our major expenses are likely to include:

- Purchase of raw materials and contract manufacturing services.

- Selling and marketing

- Production, testing, validation, preparation and submission of FDA applications.

- Engineering consulting services that convert our concepts to physical devices.

Future operational challenges:

Some raw materials used in our products are sole-sourced and experienced supply chain issues during the coronavirus pandemic. While we are searching for second sources so we can maintain continuity of supply to our customers, events such as a pandemic or natural disaster could impact our ability to ship products.

Future challenges related to capital resources:

Presently, our products are produced at experienced contract manufacturers. At some point it might make sense to establish captive manufacturing capabilities. Doing so might improve our ability to control output and even increase product margins. However, establishing captive manufacturing comes with a significant increase in capital requirements.

Future milestones and events:

Issuance of FDA clearance, or rejection of our applications, and issuance of patents, acceptance or denial of patent claims each have potential to impact the company financially.

Emet Surgical is presently negotiating agreements with the technology transfer departments at several universities. Should these agreements come to fruition, they could lead to the development of new products for our market segment. While they have market promise, the development expense could be substantial and the results are unpredictable.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2024 the Company has capital resources available in the form of capital contribution from it's CEO & cash on hand of $4,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support TrueMargin's go-to-market plan and commercialization.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe, due to business model alternatives available, the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, approximately 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate under its current business model for a minimum of three years. This is based on a current monthly burn rate of $40,000 for expenses related to salaries, consulting fees, raw material, contract manufacturing services, legal and accounting fees, and general operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a planned monthly burn rate of $65,000 for expenses related to salaries, raw materials and contract manufacturing services, marketing, and general business expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has contemplated additional future sources of capital including strategic funding from large medical device and pharmaceutical companies, a process that is ongoing. We have sought grant funding from the US government ARPA-H programs, specifically the Precision Surgical Interventions program, as a "teaming partner"; one of a number of businesses offering a portion of a complete system and open to collaborate with others to achieve the complete result. Presently, the Company is an applicant in the Regional Life Sciences Incubation Program, a partnership between Colorado BioScience Association (CBSA), the Colorado BioScience Institute, and Innosphere Venture.

Indebtedness

- Creditor: Promissory Note
  Amount Owed: $21,701.00
  Interest Rate: 15.0%
  Maturity Date: December 31, 2024

- Creditor: Stanley Witkow, Jerry Witkow, and Barry Witkow
  Amount Owed: $15,000.00
  Interest Rate: 7.5%
  Maturity Date: June 30, 2024

Related Party Transactions

- Name of Entity: Robert Witkow
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: On June 23, 2023, the Company entered into a promissory note with Robert Witkow, the founder and shareholder, in the amount of $10,000.

Material Terms: The note bears an interest rate of 15% and has a maturity date of December 31, 2024. As of December 31, 2023, the outstanding balance of the note is $10,000.

- Name of Entity: Craig S. Korn
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: On May 22, 2023, the Company entered into a promissory note with Craig S. Korn, one of the shareholders, in the amount of $10,000.
  Material Terms: The note bears an interest rate of 15% and has a maturity date of August 18, 2023. As of December 31, 2023, the outstanding balance of the note is $10,000.

- Name of Entity: Stanley Witkow, Jerry Witkow, and Barry Witkow
  Relationship to Company: Family Member
  Nature / amount of interest in the transaction: On January 24, 2024, the company entered into a promissory note with Stanley Witkow, Jerry Witkow, and Barry Witkow in the amount of $15,000.
  Material Terms: The note bears an interest rate 7.5% and shall be due and payable on or before June 30, 2024.

Valuation

Pre-Money Valuation: $7,000,000.00

Valuation Details:

This valuation was calculated internally by the Company without the use of any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no preferred stock outstanding. The Company has no options, warrants or convertible notes outstanding. In making this calculation, we have not assumed that any shares reserved for issuance for use as incentive compensation are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $5,000 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,997.50 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  StartEngine Service Fee

If we raise the over allotment amount of $1,234,999.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  15.0%
  We plan to allocate 15% of the funds raised towards conducting additional regulatory, market, and customer research. This research will help us identify any necessary modifications to our products, sterilization processes, or packaging necessary for us to initiate sales outside of the US. Additionally, we will use these funds for product development and technical testing, if any, needed to obtain regulatory approval in international markets.

- Inventory
  34.5%
  We will use 34.5% of the funds raised to purchase raw materials inventory and contract manufacturing services for the Company's TrueMargin product in preparation of its US launch following receipt of FDA 510(k) clearance.

- Company Employment
  20.0%
  We will use 20% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, & customer service. Wages to be commensurate with training, experience and position.

- Working Capital
  24.0%
  We will use 24% of the funds for working capital to cover expenses for TrueMargin's US launch, additional IP filings, legal and accounting fees as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fee
  1.0%
  StartEngine Service Fee

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.EmetSurgical.com (http://www.EmetSurgical.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/emetsurgical

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Emet Surgical Inc.

[See attached]

EMET SURGICAL INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Emet Surgical Inc.
Denver, Colorado

We have reviewed the accompanying financial statements of Emet Surgical Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 22, 2024
Los Angeles, California

EMET SURGICAL INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	164	$	4,620
Total Current Assets		164		4,620
Total Assets	$	164	$	4,620
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	3,614	$	4,408
Promissory Notes and Loans		20,000		-
Other Current Liabilities		1,701		-
Total Current Liabilities		25,315		4,408
Total Liabilities		25,315		4,408
STOCKHOLDERS EQUITY				
Common Stock		332,394		177,944
Retained Earnings/(Accumulated Deficit)		(357,545)		(177,732)
Total Stockholders' Equity		(25,151)		212
Total Liabilities and Stockholders' Equity	$	164	$	4,620

See accompanying notes to financial statements.

EMET SURGICAL INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	152,040	177,282
Sales and Marketing	8,354	450
Total operating expenses	160,394	177,732
Operating Income/(Loss)	(160,394)	(177,732)
Interest Expense	2,386	-
Other Loss/(Income)	17,034	-
Income/(Loss) before provision for income taxes	(179,813)	(177,732)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (179,813)**	**$ (177,732)**

See accompanying notes to financial statements.

EMET SURGICAL INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount		
Balance—December 31, 2021				
Issuance of Stock	56,910	$ 177,944		$ 177,944
Net income/(loss)			(177,732)	(177,732)
Balance—December 31, 2022	56,910	177,944	$ (177,732)	$ 212
Issuance of Stock	3,090	154,450		154,450
Net income/(loss)			(179,813)	(179,813)
Balance—December 31, 2023	60,000	$ 332,394	$ (357,545)	$ (25,151)

See accompanying notes to financial statements.

EMET SURGICAL INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(179,813)	$	(177,732)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Credit Cards		(794)		4,408
Other Current Liabilities		1,701		-
Net cash provided/(used) by operating activities		**(178,906)**		**(173,323)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		154,450		177,944
Borrowing on Promissory Notes and Loans		20,000		-
Net cash provided/(used) by financing activities		**174,450**		**177,944**
Change in Cash		(4,456)		4,620
Cash—beginning of year		4,620		-
Cash—end of year	**$**	**164**	**$**	**4,620**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Emet Surgical Inc. was incorporated on February 2, 2022 in the state of Delaware. The financial statements of Emet Surgical Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, Colorado.

Emet Surgical Inc. was established by a cancer survivor to develop tools for medical professionals. Our products primarily target tumor margin and structure marking. Our TrueMargin™ line of products streamlines workflows, saves time, and reduces confusion. They are designed to be intuitive, easy-to-use, with no new tools, or training. Pending US FDA 510(k) clearance, we believe TrueMargin will be available in the US in mid-2024. TrueGastro™, now in the R&D stage is our product that resolves issues related to an outdated and risky colonoscopy marking technique and establishes gastroenterology – colorectal surgeon collaboration.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Emet Surgical Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of developing tumor margin and structure marking tools.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $8,354 and $450, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 22, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Accrued Interest	1,701	-
Total Other Current Liabilities	$ 1,701	$ -

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000 shares of Common Stock at no par value. As of December 31, 2023, and December 31, 2022, there were 60,000 shares and 56,910 shares issued and outstanding, respectively.

5. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023					For the Year Ended December 2022				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Craig S Korn	$ 10,000	15.00%	5/22/2023	8/18/2023	$ 916	916	$ 10,000	$ -	$ 10,916	$ -	$ -	$ -	$ -	$ -
Promissory Note - Robert Witkow	$ 10,000	15.00%	6/23/2023	12/31/2024	785	785	$ 10,000	$ -	$ 10,785	$ -	$ -	$ -	$ -	$ -
Total					$ 1,701	$ 1,701	$ 20,000	$ -	$ 21,701	$ -	$ -	$ -	$ -	$ -

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023

2024	$ 20,000
2025	-
2026	-
2027	-
2028	-
Thereafter	-
Total	**$ 20,000**

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (45,942)	$ (37,352)
Valuation Allowance	45,942	37,352
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (83,294)	$ (37,352)
Valuation Allowance	83,294	37,352
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $326,003, and the Company had state net operating loss ("NOL") carryforwards of approximately $326,003. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

On June 23, 2023, the Company entered into a promissory note with Robert Witkow, the founder and shareholder, in the amount of $10,000. The note bears an interest rate of 15% and has a maturity date of December 31, 2024. As of December 31, 2023, the outstanding balance of the note is $10,000.

On May 22, 2023, the Company entered into a promissory note with Craig S. Korn, one of the shareholders, in the amount of $10,000. The note bears an interest rate of 15% and has a maturity date of August 18, 2023. As of December 31, 2023, the outstanding balance of the note is $10,000.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through February 22, 2024, which is the date the financial statements were available to be issued.

On January 24, 2024, the company entered into a promissory note with Stanley Witkow, Jerry Witkow, and Barry Witkow in the amount of $15,000. The note bears an interest rate 7.5% and shall be due and payable on or before June 30, 2024.

The Company is currently in the final phase of amending the Articles of Incorporation to increase the authorized number of shares from 100,000 to 10,000,000 (comprising 8,000,000 Common Stock and 2,000,000 Preferred Stock). The existing 60,000 Common Stock will undergo a split and conversion, resulting in 2,000,000 shares of Common Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $160,394, an operating cash flow loss of $178,906, and liquid assets in cash of $164, which less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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GET A PIECE OF EMET SURGICAL

Pursuing One and Done Cancer Surgeries by Enabling True Surgeon - Pathologist Collaboration to Reduce the Reoperation Rate

Emet Surgical is aiming to improve cancer surgery outcomes by offering innovative tools for tumor marking, enabling better collaboration between surgeons and pathologists. Our goal is to enhance patient results while providing improved ROI for healthcare providers and ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Enabling True Surgeon—Pathologist Collaboration

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

REASONS TO INVEST



- We believe our TrueMargin™ tools can help revolutionize cancer surgeries, reducing re-operation rates with innovative Colored Marking Sutures and Clips.
- With millions worldwide undergoing breast cancer surgeries yearly, Emet Surgical's technology addresses a pressing need for improved surgical outcomes, offering substantial market potential.*
- Backed by patent claims filed for TrueMargin and TrueGastro and expanding our portfolio with applications for packaging and manufacturing processes, our goal is FDA clearance in Q2 2024.





Emet Surgical is a pre-revenue business currently in the development stage.

Get Equity
$3.50 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$497	$7M

TEAM



revolutionizing the field of surgical tumor margin and structure marking. Bob is a cancer survivor who after undergoing several surgeries developed an understanding of the ...
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in

THE PITCH

Marking the Future of Oncological Precision


One of the emerging leaders in tumor margins
Emet Surgical was established by a cancer survivor to develop and deliver tools that improve surgery outcomes

Emet Surgical is pioneering precision in cancer surgeries with the groundbreaking TrueMargin™ system. As a forward-thinking medical device company, we address critical unmet needs in oncological surgery, notably reducing re-operation rates through our innovative approach to tumor margin and structure marking. With a strong commitment to research and development, we envision being able to deliver not just tools, but transformative solutions that enhance patient outcomes and offer returns on investment for both healthcare providers and insurers.

THE PROBLEM & OUR SOLUTION

Say Goodbye to Re-Operations

Emet Surgical is aiming to confront the challenge of incomplete tumor excision head-on. Many references in surgical literature and Emet Surgical's own research point to poor communication between surgeons and pathologists as the cause of incomplete tumor excisions. Surgeons will employ TrueMargin to create precise maps of the tumor and its cavity, facilitating seamless collaboration with pathologists for 100% excision. (Source)

"The surgeon cannot be successful without the team approach with their pathologist...The relationship with the pathologist can make the difference in terms of patient outcome," said Dr. Sarantou." (Source)

"The grievance of the surgical pathologist who does not receive relevant clinical information on the laboratory request slip accompanying a tissue specimen is well known to all practicing pathologists – and to many surgeons as well."


emet
SURGICAL
TrueMargin™

Emet Surgical's TrueMargin™ tumor margin marking tools, now under regulatory review, provide surgeons and pathologists with specific in-vivo and ex-vivo tumor margin, location, and orientation details.

**The above images are computer generated images*

TrueMargin, with its in vivo/ex vivo tumor margin marking, fosters unparalleled collaboration between the operating room and the pathology lab. This innovative solution supports many cancer surgery procedures and next-generation tools, leading patients towards enhanced outcomes and we believe it **may help to create cost savings for surgeons of up to $21,607.** (Source) [Reoperations were associated with 24% higher costs in both the commercial and Medicare cohorts, which translated into $21,607 and $8559 incremental costs, respectively, per avoided breast cancer re-operation.] With TrueMargin nearing market entry, Emet Surgical offers a compelling investment opportunity with boundless potential in the field of oncology.


TrueMargin™ Use Case
01
Surgeon places TrueMargin markers on the tumor and matching markers in the tumor excision cavity
02
The marked tumor is excised and sent to the pathology lab for examination
03
Pathologist sees a positive margin
Pathologist: "Positive margin between the green and red markers, midline to deep, excise 5mm"
04
Surgeon: "I see it, you will have the tissue in 15 minutes"
TrueMargin enables precise communication —the key to complete tumor excisions

**The above images are computer generated images*

WHAT MAKES US DIFFERENT

Versatile, Intuitive, and Easy-to-Use Tumor Margin & Structure Marking

Emet Surgical's journey began with a cancer survivor determined to make a difference. Confronted with the need for a reoperation, our founder embarked on a quest to uncover the underlying issues, identifying a crucial gap in communication between surgeons and

pathologists who were treating him.



The above video contains computer generated images and video

Unlike others who have tried to solve the problem, TrueMargin™ stands out for its versatility and ease of use, ready to revolutionize a wide array of surgical procedures. Furthermore, ongoing dialogues with industry leaders outline our commitment to innovation and expanding our market footprint, helping to ensure Emet Surgical's march towards leadership in cancer surgery advancements.

THE MARKET & OUR TRACTION

Emet Surgical's Path to Medical Advancement

2.6 Million Breast Cancer Surgeries Worldwide

313,510 — People diagnosed with breast cancer every year in the U.S.

58,087 — Women in the U.S. undergoing re-operations

In the US alone, a staggering 300,000 women are diagnosed with breast cancer every year (Source). Each of these cases requires surgery, with an additional 60,000 women undergoing re-operations, and 12,000 facing second re-operations, according to NCI Data (Source | Source | Source). Extrapolating these figures globally, the potential impact of TrueMargin™ becomes even more evident, with an estimated 7.4 million breast cancer surgeries worldwide where our technology could make a difference.

Our journey has been fueled by our dedication to innovation, evident in our robust patent applications, trademark registrations, and strategic collaborations with esteemed medical institutions for post-approval testing. While currently in the pre-revenue stage, Emet Surgical is making significant strides in research and development, with FDA clearance anticipated in Q2 2024. Notably, post-approval studies of TrueMargin's efficacy now planned with top-ranked hospitals and universities globally underscore Emet Surgical's commitment to innovation and collaboration within the medical community.



Improving Cancer Surgery Outcomes While Reducing Treatment Expense

With a focus on addressing critical needs in oncological surgeries, we believe Emet Surgical is positioned to make a strong, positive impact in the medical device industry, backed by a solid foundation of expertise and strategic investments.

ABOUT

HEADQUARTERS
1660 S Albion St, Suite 315
Denver, CO 80222

WEBSITE
View Site 🔗

Emet Surgical is aiming to improve cancer surgery outcomes by offering innovative tools for tumor marking, enabling better collaboration between surgeons and pathologists. Our goal is to enhance patient results while providing improved ROI for healthcare providers and insurers. Emet Surgical is a pre-revenue business currently in the development stage.

TERMS

Emet Surgical

Overview

PRICE PER SHARE
$3.50

VALUATION
$7M

DEADLINE ⓘ
Mar. 21, 2024 at 2:58 PM PDT

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$497

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,999.50

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
4,285

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
352,857

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based

Early Silver — Invest $1,000+ within the first two weeks and receive 5% bonus shares

Early Gold — Invest $5,000+ within the first two weeks and receive 8% bonus shares

Early Platinum — Invest $10,000+ within the first two weeks and receive 10% bonus shares

Amount Based

Tier 1 Perk — Invest $5,000+ and receive 3% bonus shares

Tier 2 Perk — Invest $10,000+ and receive 5% bonus shares

Tier 3 Perk — Invest $25,000+ and receive 8% bonus shares

Tier 4 Perk — Invest $50,000+ and receive 10% bonus shares

Tier 5 Perk — Invest $100,000+ and receive 15% bonus shares

Loyalty Bonus

As you are a previous investor in Emet Surgical, you are eligible for additional bonus shares (5%).

Reservations Holder Bonus

As a resverations holder, you are eligible for additional bonus shares (5%).

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Emet Surgical Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $350. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus and the Reservation Holders Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Emet Surgical.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

According to the most recent data available, as many as 20% of cancer surgeries—and over 40% of some breast cancers—will need a reoperation.

I should know, I was one of those patients. I'm Bob Witkow, founder and CEO of Emet Surgical. My background is in semiconductors and data storage, and I helped launch the Disk on Key, generally considered to be the world's first USB flash drive. When I was first diagnosed with cancer, I was running a thriving consulting firm with tier-one clients like Samsung, Intel, and Micron.

But after my surgery I was blindsided by the news from my surgeon that I would have to undergo a reoperation just a few weeks later to excise cancer that had been left behind during my first operation.

My deep dive research revealed that this was a pretty common problem. The general consensus was that lack of collaboration between surgeons and pathologists contributes to the need for reoperations.

That's why I invented True Margin and established Emet Surgical.

TrueMargin is a precision tumor margin marking system. "Today's tumor

marking products and techniques generally mark only the tumor

margins, and do not mark corresponding locations in the body."

TrueMargin creates matching maps within the patient and the tumor. Matching maps put the surgeon and the pathologist on the same page.

We believe TrueMargin is the first system designed for this purpose. Following FDA 510(k) clearance that is expected this year we will begin usage studies at six leading hospitals. We are confident those studies will prove TrueMargin eliminates the need for many reoperations.

As I mentioned, today's tumor marking products, mark only the tumor. They also are ineffective in emerging minimal invasive and robotic-assisted cancer surgeries. We have those covered.

The first time I saw Bob's first product sample, I immediately began sharing it with my fellow doctors. A month later, when I saw the latest iteration, I jumped out of my chair and gave him a hug. I said, "You are going to save lives."

For surgeons and pathologists, we designed TrueMargin to be intuitive, easy to use, and requiring no new training.

Hospitals are our customers, we designed TrueMargin to eliminate the need to purchase expensive equipment.

To accelerate regulatory approval in the US and around the world, we based TrueMargin on materials that have previously been approved.

And for our investors, we're confident our life improving and cost-saving solution has the potential to scale rapidly across the entire healthcare landscape.

We could not be more timely. The World Health Organization predicts a 77% increase in cancer rates by 2050. Our strategy is to deploy TrueMargin against this surge.

Cost savings offered by Emet Surgical and TrueMargin in the future can create business, partnership, and other opportunities for Emet Surgical that were not available this time last year

I'm backed by a team of medical industry and manufacturing veterans who are driven by their passion to fight cancer, improve surgical outcomes and reduce costs.

When presenting TrueMargin to surgeons and pathologists the most common question I get is why didn't somebody invent it years ago.

We're ready to launch TrueMargin. All that's missing is the capital to help get us there.

With your support, we aim to launch in the US and abroad; scale our team and customer base; and continue to push our R&D. This is your chance to help improve surgery outcomes for cancer patients everywhere.

Join us in revolutionizing cancer surgery. Invest in Emet Surgical and let's make reoperations a thing of the past.

One and Done.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "EMET SURGICAL INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF MARCH, A.D. 2024, AT 2:10 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



6589156 8100
SR# 20240987775

Authentication: 203040725
Date: 03-16-24

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
EMET SURGICAL INC.

The present name of the corporation is "Emet Surgical Inc." The corporation was incorporated under the name "Emet Surgical Inc." by the filing of its original certificate of incorporation with the Secretary of State of the State of Delaware on February 2, 2022, and the Amended and Restated Certificate of Incorporation on April 7, 2022. This Second Amended and Restated Certificate of Incorporation of the corporation, which both restates and further amends the provisions of the corporation's amended and restated certificate of incorporation, was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware and by the written consent of the corporation's stockholders in accordance with Section 228 of the General Corporation Law of the State of Delaware. The certificate of incorporation of the corporation is hereby amended and restated to read in its entirety as follows:

1. The name of the corporation is Emet Surgical Inc. (the "Corporation").

2. The Board of Directors of this corporation duly adopted resolutions proposing to further amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Second Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the Delaware General Corporation Law.

4. This Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, this Second Amended Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on 03\11, 2024.



By: ______________________
Robert Witkow, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:10 PM 03/13/2024
FILED 02:10 PM 03/13/2024
SR 20240987775 - File Number 6589156

EXHIBIT A

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

EMET SURGICAL INC.

ARTICLE I

The name of this corporation is Emet Surgical Inc. (the "*Corporation*").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 611 South DuPont Highway, Suite 102, City of Dover, County of Kent, State of Delaware 19901. The name of its registered agent at such address is ZenBusiness Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (as the same exists or may hereafter be amended, the "*Delaware General Corporation Law*").

ARTICLE IV

(A)   **Classes of Stock**. The Corporation is authorized to issue two classes of stock to be designated, respectively, "*Common Stock*" and "*Preferred Stock*." The total number of shares which the Corporation is authorized to issue is 10,000,000 shares, each with a $0.0001 par value per share. 8,000,000 shares shall be Common Stock and 2,000,000 shares shall be Preferred Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the Delaware General Corporation Law.

Upon this Second Amended and Restated Certificate of Incorporation of the Corporation (this "*Restated Certificate*") becoming effective pursuant to the Delaware General Corporation Law (the "*Effective Time*"), each share of Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically reclassified as and subdivided into 33.3333333 shares of Common Stock (the "*Split*"). Any stock certificate or book entry account that, immediately prior to the Effective Time, represented shares of Common Stock shall, from and after the Effective Time, automatically and, without the necessity of presenting the same for exchange (in the case of any stock certificate), represent that number of shares of Common Stock as equals the product obtained by multiplying such number of shares of Common Stock represented by such certificate or account immediately prior to the Effective Time by 33.3333333.

-1-

(B) **Preferred Stock Powers, Preferences, Special Rights and Restrictions**. Subject to any voting rights the holders of the Corporation's capital stock may have hereunder or in any separate agreement between the Corporation and such holders, the Board of Directors of the Corporation (the "*Board of Directors*") is hereby expressly authorized to provide, out of the undivided and undesignated shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the voting powers, full or limited, or no voting powers, and the designations, preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of such series. The designations, powers, preferences and relative, participating, optional, and other special rights of each series of Preferred Stock, and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

(C) **Common Stock**.

1. **Dividend Rights**. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. **Redemption**. The Common Stock is not mandatorily redeemable.

3. **Voting Rights and Powers**. Each holder of Common Stock shall be entitled to the right to one vote per share of Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law.

ARTICLE V

Except as otherwise set forth herein, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at

-2-

any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C)   Neither any amendment nor repeal of this Article VII or any provision of this Restated Certificate inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

ARTICLE IX

The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this certificate of incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this certificate of incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article IX.

ACTIVE 693516089v5

Exhibit G

Test The Waters Materials
(See attached)



Emet Surgical is taking reservations for a possible, upcoming round. Join the waitlist today.

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GET A PIECE OF EMET SURGICAL

Pursuing One and Done Cancer Surgeries by Enabling True Surgeon - Pathologist Collaboration to Reduce the Reoperation Rate

Emet Surgical is aiming to improve cancer surgery outcomes by offering innovative tools for tumor marking, enabling better collaboration between surgeons and pathologists. Our goal is to enhance patient results while providing improved ROI for healthcare providers and ...

Show more

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



emet
Enabling True Surgeon—Pathologist Collaboration

$1,553.02 Reserved

OVERVIEW ABOUT DISCUSSION INVESTING FAQS

REASONS TO INVEST



- We believe our TrueMargin™ tools can help revolutionize cancer surgeries, reducing re-operation rates with innovative Colored Marking Sutures and Clips.
- With millions worldwide undergoing breast cancer surgeries yearly, Emet Surgical's technology addresses a pressing need for improved surgical outcomes, offering substantial market potential.*
- Backed by patent claims filed for TrueMargin and TrueGastro and expanding our portfolio with applications for packaging and manufacturing processes, our goal is FDA clearance in Q2 2024.





Emet Surgical is a pre-revenue business currently in the development stage.

Reserve Now

RESERVED ⓘ	INVESTORS
$1,553.02	2

TEAM



Robert Witkow • CEO & Director

survivor who after undergoing several surgeries developed an understanding of the ...

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in

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO

OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
1660 S Albion St, Suite 315
Denver, CO 80222

WEBSITE
View Site

Emet Surgical is aiming to improve cancer surgery outcomes by offering innovative tools for tumor marking, enabling better collaboration between surgeons and pathologists. Our goal is to enhance patient results while providing improved ROI for healthcare providers and insurers. Emet Surgical is a pre-revenue business currently in the development stage.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Emet Surgical.

JOIN THE DISCUSSION

AA

What's on your mind?

0/2500

Post



Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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Important Message
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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